FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 29, 2005

Commission File Number: 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CNOOC Limited

TABLE OF CONTENTS

Item

1.	Statement, dated 29 June 2005, published at the request of The Stock Exchange of Hong Kong Limited

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors of CNOOC Limited (the “Company”) have noted yesterday’s increase in the price of the shares of the Company and wish to state that, save for the Company’s announcement dated 22 June 2005 that it has proposed a merger with Unocal Corporation and the subsequent global media coverage this proposed transaction has received, the Board is not aware of any reasons for such increase.

Save as disclosed above in relation to Unocal Corporation, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

Made by the order of CNOOC Limited, the Board of directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the Board comprises of:

Executive Directors
Chengyu Fu (Chairman)
Han Luo
Shouwei Zhou
Guangqi Wu

Independent non-executive Directors:
Sung Hong Chiu
Professor Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius

By Order of the Board
CNOOC Limited
Yunshi Cao
Company Secretary

Hong Kong, 29 June 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

Date:	June 29, 2005	By:	/s/ Cao Yunshi

			Name:	Cao Yunshi
			Title:	Company Secretary